EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

December 11, 2017	NYSE American-: ASM TSX-V: ASM FSE: GV6

AVINO PLANS 8,000 METRE DRILL PROGRAM AT BRALORNE

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce that plans have been finalised for an 8,000 metre drill program to commence early January, 2018, at its Bralorne Gold Mine located near Gold Bridge, British Columbia.

On November 14, 2017, the Company announced the receipt of an approved Permit Amendment to the Mines Act Permit M207, see news release, http://www.avino.com/i/pdf/nr/2017-11-14-nr-asm.pdf. The area of drilling is within the recently approved Permit Amendment, with drilling to be completed under Deemed Authorization.

The program will consist of 8,000 metres of drilling, and will focus on 9 gold-bearing veins containing existing resources as defined in the NI 43-101 Updated Resource Estimate completed in October, 2016. This program is designed to delineate additional resources above the 800 level in the vicinity of previously reported gold resources. The program has been designed by Bralorne's independent consultant with the assistance of Bralorne geologists. This program will also include two geotechnical holes to provide information for the engineering design of the proposed new tunnel on the 800 level.

This drill program will be aimed at both identifying additional resources and increasing the confidence in existing resources, in advance of a revised resource update.

“I am very pleased to commence this planned drill program. We have been focused on returning this historical gold mine into production since acquiring the Bralorne Gold Mine in 2014. This drill program and the receipt of the Amended Permit in November, are important steps that bring us closer to achieving our plans for the Bralorne Gold Mine.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Chance Find Procedure

To ensure that no culturally sensitive artifacts are removed or destroyed, the drill program will be run in accordance with our Chance Find Procedure. All ground disturbances will be overseen by a Cultural Heritage Resource Monitor, provided by the Lillooet Tribal Council, who has the ability to halt work in the area if anything of significance is discovered. The project is to be overseen by consulting archeologist, Gordon Mohs, M.A of Tetra Tech.

Qualified Person(s)

Avino's projects are under the supervision of Fred Sveinson, B.A., B. Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., who is a principal of Kirkham Geosystems Ltd., and who is an "independent qualified person", as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

Avino Silver & Gold Mines Ltd. - News Release – December 11, 2017

Avino Plans 8,000 Metre Drill Program at Bralorne

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently ramping up for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, anticipated capital costs and operational costs, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.